Exhibit 99.4

Lattice Announces Fiscal Year 2015 Financial Results

Conference call today, Thursday, April 14 at 2:00 p.m. ET

PENNSAUKEN, NJ, April 14, 2015 (Marketwire) -- Lattice Incorporated (OTCQB: LTTC) (“Lattice” or the “Company”), a cloud-solutions provider of inmate management network systems for correction facilities, announced its financial results for the fiscal year ended December 31, 2015.

2015 Highlights:

•	Direct call provisioning revenue increased 26% compared to fiscal year 2014
•	Average revenue per inmate is over $800, versus industry average of $515 per inmate
•	Recurring revenues accounted for 66% of total revenue, up from 60% in the prior year

“We continued to build our base of direct service revenue in 2015, and with the launch of innovative new products, we believe we are well positioned for growth in 2016,” said Paul Burgess, CEO of Lattice. “We anticipate the addition of new cutting-edge products such as our video arraignment solution, launched in the second quarter, and our CellMate™ mobile platform, launched in the third quarter of 2015, will separate us from the competition as we enter new markets, both domestically and internationally.”

Burgess continued, “After identifying eight states for our domestic expansion in 2014, we hit the ground running and have already obtained certification to provide communications services in five of these eight new states. By offering a robust suite of services for small- to mid-sized correctional facilities, we believe we can replicate the success we’ve seen in markets such as Oklahoma, where we now service approximately 50% of our addressable market.”

Total revenue decreased 15% to $7.6 million in the year ended December 31, 2015, down from $8.9 million in the prior year, due to lower technology sales and the termination of wholesale service revenue in the prior year. The lower technology sales were due to variations in the level of shipments period to period. The lower wholesale revenue was in line with the Company’s strategic focus on growing its higher-margin direct service revenue.

Gross margin, as a percentage of revenues, decreased slightly to 38% from 40% in 2014. The gross margin for wholesaled technology products were consistent with historical levels at approximately 60% on average. Gross margin for service revenues increased to 29%, up from 25% in the prior year as Lattice shifted away from lower margin wholesale services in 2014.

Additional information may be found in the Company's 10-K filing with the U.S. Securities and Exchange Commission.

Conference Call

Lattice will hold a conference call today, April 14, with CEO Paul Burgess and CFO Joseph Noto, at 2:00 p.m. Eastern time (11:00 a.m. Pacific).

To participate in the call, please dial (888) 427-9376, or (719) 785-1753 for international calls, approximately 10 minutes prior to the scheduled start time. Conference ID:  1849095

A replay of the call will be available for two weeks from 5:00 p.m. ET on April 14, 2016, until 11:59 p.m. ET on April 28, 2015. The number for the replay is (877) 870-5176, or (858) 384-5517 for international calls; the passcode for the replay is 1849095. In addition, a recording of the call will be available at http://www.redchip.com/company/home/LTTC for one year.

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About Lattice Incorporated

Lattice is a provider of inmate management and communications solutions that improve efficiency, reduce administrative burden, and deliver recurring revenue opportunities for corrections facilities globally. Lattice's Corrections Operating Platform™ (COP) is comprised of innovative, highly secure solutions including phone systems, prepaid calling options, voicemail, on-site and remote video visitation and arraignment, point-of-sale kiosks, e-mail, text messaging, and social media. COP's inmate management module efficiently manages prison processes, including communications monitoring, commissary purchases, account funding and billing, biometrics, booking, incident reporting, and more. For more information, visit http://www.latticeinc.com.

Safe Harbor Statement

Safe-Harbor Statement under the Private Securities Litigation Reform Act of 1995: This press release may contain forward-looking information within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, including all statements that are not statements of historical fact regarding the intent, belief or current expectations of the company, its directors or its officers with respect to, among other things: (i) the company's financing plans; (ii) trends affecting the company's financial condition or results of operations; (iii) the company's growth strategy and operating strategy; and (iv) the risk factors disclosed in the Company's periodic reports filed with the SEC. The words "may," "would," "will," "expect," "estimate," "anticipate," "believe," "intend" and similar expressions and variations thereof are intended to identify forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, many of which are beyond the company's ability to control, and that actual results may differ materially from those projected in the forward-looking statements as a result of various factors including the risk factors disclosed in the company's Forms 10-Q previously filed with the SEC.

Contact:

Investor Relations
Jon Cunningham
RedChip Companies, Inc.
Tel: +1-800-733-2447, ext. 107
jon@redchip.com
http://www.redchip.com

Corporate

Scott Raskas, Director of Marketing

Lattice Incorporated

Tel: +1-856-910-1166, x2113

sraskas@latticeinc.com

http://www.latticeinc.com

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